

May 4, 2010

By U.S. mail and facsimile to (215) 698-9904

Mr. Timothy J. Donahue, Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

     RE: Crown Holdings, Inc.
             Form 10-K for the fiscal year ended December 31, 2009
             Filed March 1, 2010
             File No. 0-50189

Dear Mr. Donahue:

     We have reviewed your response letter dated April 21, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prior Comment 1

1. In order for readers to better understand your historical and anticipated asbestos-related costs, please disclose your average settlement amounts per claim in MD&A for each period presented. Such disclosure would also eliminate the need for readers to infer these settlement amounts from the cost and quantity data presented in Note K. In addition, please disclose in MD&A whether you view any variances as a trend and the reasons therefore. The potential causal factors cited in your filing, and the additional factors cited in your response, are informative. However the existing disclosure does not clearly identify which of these factors actually caused the variance. We understand that historical results are not necessarily indicative of future results. However, as contemplated by SAB 5:Y, an accurate analysis of historical results is presumed to be informative and not "misleading". Given the materiality of your loss exposure and of your costs incurred, some explanation of the recent 70% and 30% annual increases is necessary to a reader's understanding of the cost variances and the potential impact on future obligations.

Prior Comment 2

2. Your risk factor on page 13 identifies material factors impacting your asbestos loss exposure including: (1) the jurisdiction in which claims are filed; and (2) the fact that no losses have been recognized for post-1964 exposure claims. Your critical accounting policy disclosure reiterates the significance of state jurisdiction in your accounting for asbestos claims. Further, Note K states that adverse rulings in either the Texas or Pennsylvania asbestos legislation cases could have a material adverse impact on your Company. We understand that all cases are not identical, however your existing disclosures clearly communicate that these two factors materially impact the risk profile of your 50,000 outstanding claims. Consequently, it is not apparent how a quantification of the number of cases that are directly impacted by these specific factors is not necessary for a reader to understand the scope of these contingencies. For example, given that the number of post-1964 exposure claims is not disclosed, it is currently impossible for a reader to assess the portion of outstanding claims that could be materially impacted by an adverse ruling regarding your liability for post-1964 exposure claims. Further, given that the $230 million asbestos accrual excludes any post-1964 exposures, it is not possible for readers to assess the potential impact of such a development on your loss accrual. Similarly, absent similar quantification, it does not appear possible for readers to understand the scope of the potential impact stemming from adverse rulings in either Texas or Pennsylvania. Regarding the concern expressed in your letter, it is not clear how the requested disclosure would enable litigants to calculate your actual settlement amounts in each jurisdiction given that the such disclosure would not include a disaggregation of expense or liability amounts by jurisdiction. Please provide the requested disclosures in future filings or propose alternative informative disclosures that address these concerns.

3. Please tell us, and disclose in future filings, whether you have arrangements similar to claims-handling arrangements under which you expect an estimated number of additional future claims.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief